EXHIBIT 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Jazz Pharmaceuticals Public Limited Company

We consent to the use of our report dated October 21, 2011, with respect to the consolidated balance sheets of Azur Pharma Public Limited Company (now known as Jazz Pharmaceuticals Public Limited Company and formerly known as Azur Pharma Limited) and subsidiaries as of December 31, 2010 and 2009, and the related consolidated income statements, statements of comprehensive income, cash flows and changes in shareholders’ equity for each of the years in the three-year period ended December 31, 2010, incorporated by reference herein, and to the reference to our firm under the heading “Experts” in the registration statement and prospectus.

/s/ KPMG

Dublin, Ireland

January 18, 2012